UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

MedQuist Inc.
(Exact name of registrant as specified in its charter)

Commission file number 0-19941

New Jersey	22-2531298
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Bishops Gate Blvd., Suite 300, Mount Laurel, NJ 08054-4632
(Address of principal executive offices)

(856) 206-4000
(Issuer’s telephone number)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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MEDQUIST INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY.  THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF MEDQUIST INC. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY BUT YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

This Information Statement is being mailed on or about July 25, 2008 to the holders of record at the close of business on July 24, 2008 of shares (the Shares) of common stock, no par value, of MedQuist Inc., a New Jersey corporation (which may be referred to herein as we, us or the Company) in connection with the replacement of a majority of the members of our board of directors as contemplated by the Stock Purchase Agreement, by and among Koninklijke Philips Electronics N.V. (Philips), CBaySystems Holdings Limited (CBay) and CBay Inc., dated as of May 21, 2008 (the Stock Purchase Agreement) pursuant to which CBay, through its subsidiary CBay Inc., agreed to purchase 26,085,086 Shares from Philips. Pursuant to the Stock Purchase Agreement, Philips is required to use its reasonable best efforts to cause the individuals designated by CBay (collectively referred to herein as the CBay Designees) to be appointed to our board of directors as replacements for our directors who have been designated by Philips, effective immediately prior to the closing of the Transaction and upon and subject to the effective time of the resignation of such Philips designees. The closing of the purchase and sale of the Shares contemplated by the Stock Purchase Agreement (the Closing) is scheduled to occur on or about August 6, 2008.

The information above and included elsewhere in this Information Statement regarding the Stock Purchase Agreement and the transactions contemplated thereby (the Transaction) is based on publicly filed documents of Philips. We are not a party to the Transaction.

Background

In connection with the Transaction, as consideration for the sale of its Shares to CBay, Philips will receive approximately $11.00 per Share (less any amount paid to Philips pursuant to the $2.75 per Share cash dividend declared by our board of directors on July 14, 2008, which is scheduled to be paid on August 4, 2008), subject to certain adjustments. The consideration will be paid by a combination of cash, a 90-day note issued by CBay Inc., and a seven-year note issued by CBay Inc. and convertible into common shares of CBay.

The Shares to be acquired by CBay Inc. in the Transaction represent approximately 69.5% of our issued and outstanding common stock and, accordingly, the Closing will result in a change of control of the Company.

As described above, effective immediately prior to the Closing each director of the Company designated by Philips will resign and be replaced with the CBay Designees. The resigning directors are Clement Revetti, Jr., Edward Siegel, Gregory M. Sebasky and Scott M. Weisenhoff. They will be replaced with Robert Aquilina, Frank Baker, Peter Berger and Michael Seedman, who have been designated for election to our board of directors by Philips pursuant to the terms of the Governance Agreement between Philips and the Company dated May 22, 2000, as amended. Additionally, it is expected that Mr. Aquilina will replace Mr. Sebasky as chairman of our board of directors.

Current Directors and Executive Officers

For information about our current directors and executive officers, see Item 10 in our Form 10-K/A filed with the U.S. Securities and Exchange Commission (the SEC) on April 29, 2008 and our Forms 8-K filed with the SEC on June 2, 2008 and June 13, 2008, which are incorporated by reference into this Information Statement.

Biographical Information of the CBay Designees

Robert M. Aquilina, 52, has served as an Executive Partner, a senior operating consultant role, to S.A.C. Private Capital Group, LLC (SAC PCG) since 2007. Previously, he served as an Industrial Partner at Ripplewood Holdings LLC (Ripplewood), held the role of Co-Chairman of Flag Telecom Group Ltd. and was a board member of Japan Telecom Inc. Prior to these positions, Mr. Aquilina was a senior operating executive of AT&T, Inc. with a 21-year career. His last post at AT&T was as Co-President of AT&T Consumer Services and a member of the Chairman’s Operating Group. Previously within AT&T, Mr. Aquilina held a variety of senior positions including President of Europe, Middle East & Africa, Vice Chairman of AT&T Unisource, Vice Chairman of WorldPartners, Chairman of AT&T-UK, and General Manager of Global Data Services. Mr. Aquilina holds an M.B.A. from The University of Chicago and a Bachelors of Engineering degree from The Cooper Union for the Advancement of Science & Art in New York (Cooper Union). Mr. Aquilina has been a Member of Cooper Union’s Board of Trustees since 2000 and is currently chairing Cooper Union’s audit committee.

Frank Baker, 35, is a Managing Director and co-founder of SAC PCG. Prior to establishing SAC PCG in 2007, Mr. Baker was a Managing Director at Ripplewood and RHJ International where he was responsible for making various private equity investments and taking RHJ International public on the Brussels Stock Exchange. He joined Ripplewood’s New York office in 1999 and transferred to Ripplewood Japan, Inc. in 2002. Prior to joining Ripplewood, Mr. Baker spent more than three years in investment banking as an Associate at J.P.Morgan Securities Inc. in the Capital Markets Group and as an Analyst at Goldman Sachs & Co. in the Mergers and Acquisitions Group. Mr. Baker has a B.A. in Economics from the University of Chicago and an M.B.A. from Harvard Business School.

Peter Berger, 57, is a Managing Director and co-founder of SAC PCG. From 1995-1998 and 2000-2006, Mr. Berger was a founding member of Ripplewood and served as both a Managing Director of Ripplewood and as a Special Senior Advisor to the board of directors of RHJ International. Prior to joining Ripplewood, Mr. Berger was a senior partner and global head of the Corporate Finance Group at Arthur Andersen & Co., where he began his career in 1974. From 1989-1991, he served as a Managing Director in investment banking at Bear Stearns Companies. From 1999-2000, Mr. Berger was Managing Director and Chief Executive Officer of Mediacom Ventures LLC, a boutique investment advisory firm. He also served as non-executive Chairman of the Board of Kepner-Tregoe, Inc., a management consulting company. Mr. Berger has a B.Sc. from Boston University and an M.B.A. from Columbia University Graduate School of Business.

Michael Seedman, 51, is the founder of Seedman and Associates, a private equity firm. He has more than 30 years of senior executive management, leadership and technological innovation expertise and experience. Mr. Seedman was previously an Industrial Partner with Ripplewood, where he served on the D&M Holdings Inc. board of directors. He began his affiliation with Ripplewood as an Industrial Partner with Western Multiplex Corp. (acquired by Proxim Corporation), where he served on its board of directors. Before his association with Ripplewood, Mr. Seedman was the founder and Chairman of Entrega Technologies (acquired by Xircom), a computer peripheral designer and manufacturer. Mr. Seedman was Vice President and General Manager of U.S. Robotics’ Personal Communications Division (acquired by 3Com Corporation). Prior to US Robotics, Mr. Seedman served as President and Chief Executive Officer of Practical Peripherals, which he founded in 1981 and later sold to Hayes Microcomputer, Inc. Mr. Seedman currently serves on the boards of directors of Revenew Systems, Inc., Cleversafe Inc., and LS Research, LLC. His previous board affiliations have been with both public and private boards. Mr. Seedman has served as an Executive Partner, a senior operating consultant role, to SAC PCG since 2007.

Family Relationships

There are no family relationships between the CBay Designees and any of our executive officers or directors.

Legal Proceedings

During the past five years, none of the CBay Designees has been involved in a legal proceeding material to an evaluation of the ability or integrity of such person to become a director of the Company, including any bankruptcy or insolvency, criminal or other business-, securities-, or commodities-related proceeding.

We are not aware of any material legal proceeding to which any director or executive officer of the Company, any CBay Designee, any owner of record or beneficially of more than five percent of the issued and outstanding Shares or any associate of any such director, executive officer of the Company, CBay Designee or owner is a party adverse in interest to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Certain Relationships and Related Transactions

We are not aware of any transaction since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any CBay Designee or any immediate family member of a CBay Designee had or will have a direct or indirect material interest.

For a description of transactions since the beginning of the Company’s last fiscal year in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any “related person” as defined in Section 404(a) of Regulation S-K or any immediate family member of any such “related person” had or will have a direct or indirect material interest, as well as our policies and procedures for the review, approval, or ratification of any such transaction, see Item 13 in our Form 10-K/A filed with the SEC on April 29, 2008 and our Form 8-K filed with the SEC on June 13, 2008, which are incorporated by reference into this Information Statement. We are not aware of any such transaction since the beginning of our last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

One of the conditions to closing in the Stock Purchase Agreement requires Philips Speech Recognition Systems GmbH (PSRS), an affiliate of Philips, to execute a waiver of its right to provide a two-year termination notice to the Company with respect to its licensing agreement with the Company until June 30, 2011.

On May 23, 2008, PSRS and CBay Inc. executed an agreement to amend and restate PSRS’ amended and restated OEM supply agreement with the Company, conditional on the closing of the transactions contemplated by the Stock Purchase Agreement, for the purpose of clarifying certain provisions in the agreement regarding PSRS’ and the Company’s respective rights and obligations in the co-owned “SpeechQ for Radiology” software product and related programs.

Board Meetings

During our last fiscal year, our board of directors had 25 meetings. All of our members of the board of directors attended at least 75% of the meetings of our board of directors and the meetings of the committees of our board of directors on which they served that they were required to attend.

Committees

The Company has an Audit Committee, a Compensation Committee, a Nominating Committee and a Supervisory Committee. For a summary of our committees, see the section entitled “Committees of our Board of Directors” under Item 10 of our Form 10-K/A filed with the SEC on April 29, 2008, which is incorporated by reference in this Information Statement.

The CBay Designees have not been appointed to any of the committees of our board of directors. Upon the occurrence of the Closing, our board of directors is expected to take such action as necessary to appoint the CBay Designees to committees of our board of directors.

Independence of Directors

On July 17, 2008, we began trading on the Global Market of The NASDAQ Stock Market, LLC (NASDAQ). Philips currently controls and CBay Inc. will, upon the closing of the Transaction, control more than 50% of our voting power. As a result, we qualify as a “controlled company” as defined in Rule 4350(c)(5) of the NASDAQ Marketplace Rules. Therefore, we are exempt from the requirement in Rule 4350(c) of the Marketplace Rules that our board of directors be comprised of a majority of “independent directors” (as defined in the NASDAQ Marketplace Rules) and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating Committee of our board of directors. The “controlled company” exemption does not modify the independence requirements of the Audit Committee of our board of directors, which requires three

“independent directors.” The Audit Committee currently consists of three “independent directors” (Messrs. Brian O’Donoghue, Mark E. Schwarz and Warren E. Pinckert).

Our board of directors believes that the director independence requirements of the SEC and NASDAQ (Independence Requirements) provide the appropriate standard for assessing director independence, and our board of directors uses these requirements in assessing the independence of each of its members. Our board of directors has determined that Messrs. O’Donoghue, Pinckert and Schwarz are “independent” in accordance with the Independence Requirements and that Messrs. Revetti, Sebasky, Siegel and Weisenhoff are not “independent” in accordance with the Independence Requirements because each of them is affiliated with Philips. Our board of directors has not yet made a determination regarding the independence of the CBay Designees.

Securities Ownership of Certain Beneficial Owners and Management

As of July 14, 2008, there were 37,543,893 Shares issued and outstanding. Each Share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders. None of the CBay Designees owns or may be deemed to beneficially own any Shares as of the date of this Information Statement nor will be deemed to beneficially own any Shares following the Closing.

For a summary of the security ownership of certain of our beneficial owners and management, see Item 12 in our Form 10-K/A filed with the SEC on April 29, 2008, which is incorporated by reference into this Information Statement.

Compensation of Directors, Executive Officers and CBay Designees

Non-independent directors do not receive any compensation for their service on our board of directors, and as such Messrs. Aquilina, Baker, Berger and Seedman will not receive any compensation for their service on our board of directors.

For a summary of the compensation of our directors and executive officers, see Item 11 in our Form 10-K/A filed with the SEC on April 29, 2008 and our Form 8-K filed with the SEC on June 13, 2008, which are incorporated by reference into this Information Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that each of our executive officers, directors and persons who beneficially own more than 10% of our Shares file with the SEC reports of ownership and changes in their ownership of our Shares. Our executive officers, directors and beneficial owners of greater than 10% of our Shares are required by SEC regulations to provide us with copies of all Section 16(a) forms that they file. Based on filings of Forms 3, 4 and 5 of the Exchange Act and amendments to such filings with respect to the Company, none of the officers, directors or beneficial owners of greater than 10% of our Shares of the Company are delinquent in any necessary filings under Section 16(a) of the Exchange Act and none of the CBay Designees have filed Section 16(a) forms with the SEC related to us through the date of this Information Statement. Upon appointment to our board of directors, each of the CBay Designees will be required to file Section 16(a) forms by virtue of their position with us.

Shareholder Communications

Shareholder communications may be sent to our board of directors by mail addressed to: Board of Directors, MedQuist Inc., 1000 Bishops Gate Blvd, Suite 300, Mount Laurel, NJ 08054.

Additional Information

You may request a copy of our Annual Report on Form 10-K (as amended) for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the period ended March 31, 2008 or this Information Statement, by writing to our Corporate Secretary at 1000 Bishops Gate Blvd, Suite 300, Mount Laurel, NJ 08054. Copies of the documents mentioned above may also be found on our website at www.medquist.com and on the SEC’s EDGAR database at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

MedQuist Inc.

By:	/s/ Mark R. Sullivan

	Name:	Mark R. Sullivan
	Title:	General Counsel, Chief Compliance Officer & Secretary

Date: July 25, 2008